Exhibit 99.77

Final

RETAIL LEASE

This Lease (“Lease”), dated as of June 9, 2017 (“Effective Date”), is made by and between 3243 Sacramento LLC, a California limited liability company (“Landlord”), and iCANN, LLC, a California limited liability company (“Tenant”). Landlord and Tenant are also sometimes referred to herein collectively as the “Parties,” or individually as a “Party.”

Article I.      Demise.

Section 1.01      Demise. In consideration of the payment of the Rent reserved, the mutual covenants, and each and every act to be performed by Landlord and Tenant under this Lease, Landlord hereby lets and demises to Tenant and Tenant hereby leases from Landlord for the Term (as defined below) and upon the terms and conditions set forth in this Lease the premises located at 3243 Sacramento Street, Berkeley, County of Alameda, California 94720 (the “Premises”).

Section 1.02      Quiet Enjoyment. In lieu of any implied covenant of quiet possession or quiet enjoyment, upon payment by Tenant of all Rent and other charges and performance of all the covenants, conditions and provisions on Tenant’s part to be observed and performed under this Lease, Tenant shall have quiet enjoyment of the Premises for the Term as against all persons or entities claiming by, through or under Landlord, subject to all terms of this Lease and the Permitted Exceptions.

Article II.      Term & Rent.

Section 2.01      Term. The “Term” of this Lease shall be the ten (10)-year period that commences on the Commencement Date (as defined below) and expires on the Expiration Date (as defined below). Provided that Tenant is not in default under any term of this Lease, unless Tenant provides written notice no less than sixty (60) days before the expiration of the Term of Tenant’s intent not to renew this Lease, upon conclusion of the Term this Lease shall automatically be extended for an additional one (1)-year term (“Renewal Term”).

Section 2.02      Commencement Date. The “Commencement Date” shall be the date on which Landlord notifies Tenant that the Premises are in Deliverable Condition. “Deliverable Condition” means that: (a) the Premises are in a broom-clean condition, free and clear of all prior leases, tenants and/or occupants and free and clear of all fixtures and other property, including exterior signs, of all prior tenants and/or occupants; and (b) Landlord has substantially completed Landlord’s Work as described and budgeted in Exhibit A. Rent shall be first due and payable thirty (30) days after the Commencement Date (the “Rent Commencement Date”).

Section 2.03      Expiration Date. The “Expiration Date” shall be the tenth (10th) anniversary of the Rent Commencement Date. Landlord and Tenant shall each use commercially reasonable efforts to execute a memorandum, in form and substance reasonably acceptable to both Parties, confirming the Commencement Date, Rent Commencement Date and the Expiration Date once the same are known.

Section 2.04      Rent. “Rent” shall mean, collectively, all Fixed Rent and all other amounts that Tenant is required to pay to Landlord under this Lease (“Additional Rent”). “Fixed Rent” shall mean rent to be paid to Landlord commencing on the Rent Commencement Date, for the Term and the Renewal Term (if any). Fixed Rent will equal $240,000 per year, payable in twelve (12) monthly installments of $20,000. At Landlord’s sole option, Rent may be increased in proportion to changes in the “Consumer Price Index for All Urban Consumers” for the “West Region” (“CPI-U”) (as reported by the United States Bureau of Labor Statistics, using 1982-1984 as the base period) relative to the CPI-U reported for April 2017.

Section 2.05      Tax Payments.

(a)	Commencing on the Commencement Date, and thereafter during each year of the Term and Renewal Term, if any, Tenant shall pay to Landlord as Additional Rent Tenant’s Share of the Real Estate Taxes assessed against the Premises. As used herein, the term “Real Estate Taxes” shall mean all taxes and assessments, whether general or special, ordinary or extraordinary, foreseen or unforeseen, of any kind or nature whatsoever (including without limitation, municipal, school, county and open space taxes and business improvement and special improvement district assessments) levied, assessed or imposed at any time by any Authority (as defined below) upon or against the Premises and/or any part thereof, and any rights or interests appurtenant thereto (hereinafter collectively referred to as the “Taxable Property”). Should any alteration or improvement performed by or for Tenant cause an increase in Real Estate Taxes, Tenant shall pay to Landlord the full cost of all such increases in addition to any amounts paid by Tenant pursuant to Section 2.05(b). If, due to a future change in the method of taxation or in a taxing Authority, a franchise, license, income, transit, profit or other tax, fee or governmental imposition, however designated, shall be levied, assessed or imposed against Landlord, the Premises or the rent or profit therefrom in lieu of, in addition to or as a substitute for all or any part of the Real Estate Taxes, then such tax, fee or imposition shall be included within the definition of Real Estate Taxes. Real Estate Taxes shall be determined without reference to any abatement or exemption from or credit against Real Estate Taxes applicable to all or part of the Premises. As used herein, the term “Authority” shall mean any political subdivision, city, city council, planning board, municipal entity, municipal authority, federal government, state government, county government, governmental agency, public corporation, district or other political or public entity or public authority.

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(b)	Tenant shall make payments with respect to Real Estate Taxes monthly in advance at the same time as the payment of the Fixed Rent. The monthly Real Estate Taxes payment shall be in an amount reasonably estimated by Landlord. When the actual amount of the Real Estate Taxes for the Premises for each year of the Term or Renewal Term is known, the amount of such equal monthly advance payments shall be adjusted as required to provide the funds needed to pay the applicable Real Estate Taxes for that year. Tenant shall pay any additional monies due within thirty (30) days after landlord notifies Tenant of a deficiency.

Section 2.06      Utilities.

(a)	Tenant shall directly contract for the provision of, and shall pay (before delinquency) for, all water, gas, heat, light, power, telephone, telecommunications, and other utilities and services supplied to the Premises, together with any taxes thereon and hook-up or connection fees associated therewith. Without limiting the foregoing, all telecommunications services (voice, video and data) desired by Tenant shall be obtained at Tenant’s sole cost and risk from providers authorized by Landlord and the appropriate governmental authorities to provide such services to the Premises. If any utility services are not separately metered to Tenant, Tenant shall pay to Landlord as Additional Rent a reasonable proportion, to be determined by Landlord, of all charges jointly metered.

Section 2.07         Late Payment Fee. All Rent and other payments due hereunder, upon becoming due under this Lease and remaining unpaid when due, shall bear interest until paid at the rate of 1.5% per annum. Tenant acknowledges that late payment by Tenant to Landlord of Rent will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which would be extremely difficult to ascertain. The parties agree that the interest on late payments represents a fair and reasonable estimate of the costs that Landlord will incur by reason of late payments of Rent by Tenant. Acceptance of any interest shall not constitute a waiver of Tenant’s default with respect to the overdue amount, or prevent Landlord from exercising any of the other rights and remedies available to Landlord.

Article III.      Condition of the Premises.

Section 3.01      No Representations. Tenant acknowledges that: (a) neither Landlord nor Landlord’s agents or employees have made any representations or warranties as to the suitability or fitness of the Premises for the conduct of Tenant’s business or for any other purpose; (b) except as expressly provided herein, neither Landlord nor its agents or employees have agreed to undertake any alterations or construct any improvements to the Premises; (c) Tenant has been advised to satisfy itself regarding the condition of the Premises, including without limitation the heating, ventilation and air conditioning (HVAC) systems, electrical and fire sprinkler systems and any structural or environmental matters and the present and future suitability of the Premises for Tenant’s intended use; (d) Tenant has been advised to satisfy itself regarding the Premises’ compliance with applicable requirements, including all municipal, county, state laws, ordinances, rules and regulations, orders, permits and zoning, the requirements of any applicable fire insurance underwriter or rating bureau and any covenants, restrictions or other matters of record relating to the Tenant, the Premises or the use thereof but excluding federal law that conflicts with California law (collectively, “Laws”). Tenant further acknowledges, by taking possession of the Premises, that as of the Commencement Date: (x) Tenant has been given access to the Premises and has made such investigation as it deems necessary with reference to the matters set forth in this Section, is satisfied with reference thereto, and assumes all responsibility therefor as the same relate to Tenant’s occupancy of the Premises and/or the terms of this Lease; and (y) neither Landlord nor any of its agents or employees has made any oral or written representations or warranties regarding said matters or the condition of the Premises other than as expressly set forth in this Lease.

Section 3.02      Americans with Disabilities Act. Notwithstanding Section 3.01, Landlord shall be solely responsible for all costs, expenses, surveys, construction costs, fines, fees and other amounts required for compliance with the Americans with Disabilities Act, including any construction required after the improvements described in Exhibit A.

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Article IV.      Use.

Section 4.01      Permitted Use. Tenant shall operate within the Premises a cannabis dispensary retail store that is open to purchasers of cannabis as may be permitted under the Laws, and for any purpose reasonably related to the foregoing (“Permitted Use”).

Section 4.02      Tenant Operation. Tenant covenants and agrees to operate its business on the Premises diligently and continuously throughout the Term. Tenant shall keep the Premises well lighted and in a safe, neat and clean condition throughout the Term. Tenant agrees to take such actions as may be necessary or as Landlord may reasonably require to prevent or remedy any nuisance to or impact on the Premises related to the Permitted Use. Tenant shall not permit or suffer the Premises, or the walls or floors thereof, to be endangered by overloading. Tenant shall abide by and observe those rules and regulations established by Landlord for the Premises from time to time that are determined by Landlord, in its reasonable discretion, to be necessary for the safety, security, care and appearance of the Premises or the preservation of good order therein, or for the operation and maintenance of the Premises or equipment therein (collectively, the “Rules and Regulations”).

Article V.      Repairs and Maintenance.

Section 5.01      Landlord’s Obligations. Landlord shall complete the improvements described in Exhibit A according to the schedule set forth therein, except that obtaining necessary permits, or other circumstances beyond the Parties’ control, may require modifications to the schedule. Landlord shall notify Tenant of such delays, and shall in any event complete the improvements no later than one hundred eighty (180) days after beginning work on the improvements. Subject to the remainder of this Article V and all provisions in this Lease relating to damage, destruction or condemnation of the Premises, as improved according to Exhibit A, Landlord shall maintain, repair and keep in good condition, the foundation, the roof, any roof coverings, and exterior walls (excluding the interior and exterior finish surfaces of exterior walls, windows, window frames and doors) of any building on the Premises, including after the improvements described in Exhibit A. If Landlord shall be called on to make any such repairs occasioned by the negligent act or omission of Tenant, its employees, agents, servants, customers and other invitees, the entire cost of such repair shall be borne by Tenant. Except as provided above and in Exhibit A, it is intended by the Parties hereto that Landlord have no obligation, in any manner whatsoever, to repair and maintain the Premises, or the equipment therein, all of which obligations are intended to be that of Tenant. Landlord shall use reasonable efforts to cause any repairs for which it is responsible to be made promptly.

Section 5.02      Tenant’s Obligations. Subject to provisions in this Lease relating to damage, destruction or condemnation of the Premises, Tenant shall, at Tenant’s sole expense, keep the Premises in good order, condition and repair (whether or not the need for such repair occurs as a result of Tenant’s use, any prior use, the elements or the age of such portion of the Premises), including, but not limited to, all equipment or facilities, such as plumbing, heating, ventilating, air-conditioning, electrical, lighting facilities, boilers, pressure vessels, fire protection system, fixtures, interior walls, the interior and exterior finish surface of exterior walls, ceilings, floors, windows, doors, plate glass, skylights, landscaping, driveways, parking lots, fences, retaining walls, signs, sidewalks and parkways located in, on, or adjacent to the Premises. Tenant, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices. Tenant’s obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements thereon or a part thereof in good order, condition and state of repair. Tenant shall, during the Term of this Lease, keep the exterior appearance of the Premises in the same condition as the Rent Commencement Date consistent with the exterior appearance of other similar facilities of comparable age and size in the vicinity. Tenant is responsible for removal of snow and ice from the sidewalks adjacent to the Premises.

Article VI.      Security.

Section 6.01      Security Deposit. At the time of Tenant’s execution of this Lease, Tenant shall deliver the sum of Thirty Thousand Dollars ($30,000.00) (the “Security Deposit”) to Landlord as security for the full, faithful and timely performance of each and every provision of this Lease to be performed by Tenant.

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(a)	If Tenant defaults with respect to any provision of this Lease, including but not limited to the provisions relating to the payment of Rent, Landlord may, in Landlord’s discretion, use, apply or retain all or any part of the Security Deposit for the payment of any Rent, or any other sum in default, or for the payment of any other amount which Landlord may spend or become obligated to spend by reason of Tenant’s default, or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant’s default, including, without limitation, prospective damages and damages recoverable pursuant to California Civil Code Section 1951.2. If any portion of the Security Deposit is so used, applied, or retained, (x) Landlord shall within ten (10) days provide Tenant a written accounting of the allocation of funds, and (b) Tenant shall within ten (10) days after written demand deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount.

(b)	If Tenant has fully and faithfully performed and observed all of Tenant’s obligations under this Lease, any remaining balance of the Security Deposit (over any amount retained for application by Landlord as provided herein) shall be paid to Tenant no later than ninety (90) days after the last to occur of: (i) the Expiration Date; (ii) full vacation and surrender of the Premises by Tenant to Landlord in accordance with this Lease; or (iii) the date, as reasonably determined by Landlord, that all Additional Rent pursuant to this Lease has been computed by Landlord and paid by Tenant. In no event shall any payment of Security Deposit balance be construed as an admission by Landlord that Tenant has performed all of its obligations under this Lease.

(c)	Landlord shall not be required to keep the Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on the Security Deposit. The Security Deposit shall not be deemed a limitation on Landlord’s damages or a payment of liquidated damages or a payment of the Rent due for the last month of the Term.

(d)	Landlord may deliver or otherwise credit the Security Deposit to the purchaser of the Premises if the Premises are sold, and after such time, Landlord will have no further liability to Tenant with respect to the Security Deposit.

Article VII.      Laws.

Section 7.01      Tenant’s Compliance. Tenant shall, at Tenant’s expense, comply with all Laws. In the event any Authority changes Laws in a way that makes Tenant’s compliance impractical, infeasible or impossible for a period of not fewer than thirty (30) consecutive days (“Change in Law”), there shall be a deemed Condemnation under Section 10.01 and Tenant’s non-compliance with Laws shall not be considered a Default under Section 10.06.

Section 7.02      Tenant’s Permits. Tenant shall, at its own cost and expense, secure and maintain throughout the Term, all necessary licenses and permits from such authorities as shall be necessary for, or incidental to, the conduct of its business in the Premises and shall comply with all Laws relating to the operation of its business. Landlord does not covenant, warrant or make any representation that any particular license or permit that may be required in connection with the operation of Tenant’s business will be granted, or if granted, will be continued in effect or renewed.

Section 7.03      Accessibility. Without limiting the generality of Section 7.01 and Section 7.02:

(a)	To Landlord’s actual knowledge, the Premises have not undergone inspection by a Certified Access Specialist (CASp). The foregoing lack of verification shall not in any manner affect Landlord’s and Tenant’s respective responsibilities for compliance with construction-related accessibility standards as provided under this Lease.

(b)	Landlord agrees to use reasonable efforts to notify Tenant if Landlord makes any alterations to the Premises that might impact accessibility to the Premises under any federal or state disability access laws, and Tenant agrees to use reasonable efforts to notify Landlord if Tenant makes any alterations to the Premises that might impact accessibility to the Premises under any federal or state disability access laws. Landlord acknowledges that Landlord will be responsible for any accommodations or alterations to the Premises required by Law during the Term to accommodate disabled employees and customers of Tenant, including, without limitation, the requirements under the disabilities or access Laws.

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Article VIII.      Insurance.

Section 8.01      Tenant’s Insurance. Tenant shall, at Tenant’s expense, maintain at all times during the Term and at all times when Tenant is in possession of the Premises the following:

(a)	commercial general liability insurance (or successor form of insurance designated by Landlord) in respect of the Premises, on an occurrence basis, with a combined single limit (annually and per occurrence and location) of at least one million Dollars ($1,000,000) naming as additional insureds Landlord and any other person designated by Landlord. Tenant’s liability insurance policy shall include contractual liability, fire and legal liability coverage;

(b)	property insurance in an amount equal to one hundred (100%) percent of full replacement value, with a deductible not exceeding one million Dollars ($1,000,000.00), covering Tenant’s property and the property of third parties located in the Premises, against fire and other risks, including business interruption insurance covering the entire term of the lease; and,

(c)	workers’ compensation and employer’s liability insurance providing statutory benefits for Tenant’s employees at the Premises.

Section 8.02      Certificates. Tenant shall deliver to Landlord and each additional insured certificates in form reasonably acceptable to Landlord evidencing the insurance required by this Lease to be maintained by Tenant before the Commencement Date, as soon as reasonably available, and on request, a copy of each insurance policy. All required insurance shall be primary and non-contributory (as shown on endorsement), issued by companies satisfactory to Landlord and contain a provision whereby it cannot be canceled unless Landlord and any additional insureds are given at least thirty (30) days’ prior written notice of the cancellation. Tenant may carry any required insurance under a blanket policy if that policy complies with the requirements of this Lease and provides that Tenant’s insurance for the Premises is on a “per location basis.”

Section 8.03      Release. Provided its right of full recovery under its insurance policy is not adversely affected, Landlord and Tenant each hereby releases the other (and the other’s agents and employees) with respect to any claim (including a claim for negligence) it may have against the other for damage or loss covered by its property insurance (including business interruption and loss of rent). Landlord and Tenant shall, to the extent obtainable, each procure a clause in, or endorsement on, any property insurance carried by it, under which the insurance company waives its right of subrogation against the other party to this Lease and its agents and employees or consents to a waiver of the right of recovery against the other party to this Lease and its agents and employees. If an additional premium is required for the waiver or consent, the other party shall be advised of that amount and may, but is not obligated to, pay the same. If that party elects not to pay the additional premium, the waiver or consent shall not be required in favor of that party.

Article IX.      Casualty.

Section 9.01      If the Premises are damaged by fire or other casualty, Landlord shall give Tenant a certification made by a competent architect, in good standing, as to the number of days from the occurrence of such casualty within which the Premises, with the exercise of reasonable diligence, can be made fit for occupancy (the “Repair Period”), and the election, if any, which Landlord has made according to this Article IX. Such notice will be given before thirty (30) days after such casualty, and the date of such notice shall be referred to herein as the “Notice Date.” If there is damage to the Premises as described in this Article IX, and if the Lease is not terminated as provided in this Article IX, then this Lease shall remain in full force and effect, and the parties waive any provisions of any law to the contrary.

Section 9.02      Minor Casualty. If the Premises are damaged by fire or other insured casualty to the extent that the Repair Period does not exceed thirty (30) days, Landlord will diligently pursue the repair of damage to the Premises. In that event, this Lease shall continue in full force and effect, except that Fixed Rent shall be abated on a pro rata basis based on the portion of the Premises that Tenant cannot use during the Repair Period.

Section 9.03      Major Casualty; End of Term. If (a) the Premises are damaged by fire or other insured casualty to the extent that the Repair Period exceeds ninety (90) days, or (b) the Premises are damaged to any extent by any casualty and, on the Notice Date, the remainder of the Term is less than six (6) months (and Tenant fails to exercise, within ten (10) days following the Notice Date, any remaining option to extend the Term), then Landlord may, at Landlord’s option, diligently pursue the repair of damage to the Premises. If Landlord elects to repair such damage during the Repair Period, Fixed Rent will be abated on a pro rata basis during the Repair Period, based on the portion of the Premises the use of which Tenant is deprived during the Repair Period. If Landlord elects not to repair such damage during the Repair Period, this Lease shall terminate effective on the date of termination set forth in the notice, and Fixed Rent shall be abated on a pro rata basis based on the portion of the Premises the use of which Tenant is deprived during the period from the date of the casualty to the date of termination of the Lease.

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Section 9.04      Limitation. Notwithstanding any other provision of this Lease, if the proceeds of Landlord’’s insurance are insufficient to pay for the repair of any damage to the Premises, then Landlord will have the option to repair such damage or cancel this Lease as of the date of such casualty by written notice to Tenant, and Landlord shall not be liable to Tenant for any damage or losses to the Tenant that are occasioned by the damage to or destruction of the Premises or by the repair or restoration of the Premises. If a fire or other casualty is the result of the willful misconduct or negligence or failure to act of Tenant, its agents, contractors, employees or invitees, there will be no abatement of Fixed Rent as otherwise provided for in this Article IX.

Section 9.05      Tenant’s Repair. If Landlord is obligated or elects to repair any damage to the Premises, Tenant shall promptly replace or fully repair all inventory, goods, exterior signs, trade fixtures, equipment, display cases and other personal property on the Premises. Tenant shall continue the operation of its business in the Premises during the Repair Period to the extent reasonably practical from the standpoint of good business.

Section 9.06      Waiver. The provisions of this Lease, including this Article IX, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises. Any Laws or common law with respect to any rights or obligations concerning damage or destruction, including, without limitation, Sections 1932(2), 1933(4), 1941 and 1942 of the California Civil Code, now or hereafter in effect shall have no application to this Lease or any damage to or destruction of all or any part of the Premises, and are hereby waived.

Article X.      Condemnation; Subletting; Default

Section 10.01      Termination. If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power, or if the action of any governmental entity or Authority takes an action (or omits to take an action) that makes the Tenant’s business impractical or economically infeasible (collectively “Condemnation”): (x) at the option of Tenant this Lease shall terminate as of thirty (30) days after the Authority’s action (or inaction) becomes unappealable; or (y) Landlord may terminate this Lease as to the portion of the Premises not taken if Landlord determines, in its discretion, that the taking renders operation of the Premises uneconomical. If more than ten percent (10%) of any portion of the Premises occupied by a building, or more than ten percent (10%) of the land area portion of the Premises not occupied by a building, is taken by Condemnation, Tenant may, at Tenant’s option to be exercised in writing within ten (10) days after the condemning Authority shall have taken possession, terminate this Lease as of the date the condemning Authority takes such possession.

Section 10.02      Rent Abatement. If neither Landlord nor Tenant terminates this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Fixed Rent shall be reduced in proportion to the reduction in area of the Premises caused by such Condemnation.

Section 10.03      Awards. Condemnation awards and/or payments shall be the property of Landlord, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages. No award for any partial or entire taking shall be apportioned, and Tenant hereby assigns to Landlord any award that may be made in any taking, together with any and all rights of Tenant now or hereafter arising in or to such award or any part thereof; provided, however, that so long as no diminution of Landlord’s award results therefrom, Tenant shall have the right to separately pursue against the condemning Authority, and shall not be required to assign any part thereof to Landlord, a separate award for Tenant’s relocation expenses, the taking of personal property and trade fixtures belonging to Tenant, the value of improvements to the Premises made and paid for by Tenant, or the interruption of or damage to Tenant’s business at the Premises.

Section 10.04      Waiver. Tenant hereby waives any and all rights it might otherwise have pursuant to Section 1265.130 of the California Code of Civil Procedure or any other Law or common law with respect to termination rights upon Condemnation of all or any part of the Premises.

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Section 10.05      Assignment and Subleasing. Tenant shall not assign, mortgage or otherwise transfer or encumber (collectively, “Assign”) all or any part of Tenant’s interest in this Lease or in the Premises or sublease all or any part of the Premises or otherwise permit all or any part of the Premises to be occupied by any other person, without Landlord’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that, with notice only, Tenant may Assign the Premises to any affiliate of Tenant or to Kush Boy Enterprises, LLC (“Permitted Assignee”). If Tenant claims that Landlord has unreasonably withheld or delayed its consent under this Section 10.05 or otherwise has breached or acted unreasonably under this Section 10.05, Tenant’s sole remedy shall be declaratory judgment and an injunction for the relief sought without any monetary damages, and Tenant hereby waives all other remedies, including, without limitation, any right provided under Section 1995.310 of the California Civil Code or any other Laws to terminate this Lease.

Section 10.06      Defaults. Each of the following (a “Default”) is a material default by Tenant under this Lease:

(a)	Tenant fails to pay when due any Rent and the failure continues for ninety (90) days following Landlord’s notice (which notice shall also be considered any demand required by any Laws).

(b)	Tenant fails to obtain or maintain its Material License, through its fault or negligence and the failure cannot be cured in a sixty (60) day period.

Section 10.07      Landlord’s Remedies. Upon the occurrence of any Default, Landlord shall cumulatively have: (a) all rights and remedies available to a landlord at law or in equity upon the default of a tenant; and (b) the right, at Landlord’s election, then or at any time thereafter, to exercise any one or more of the following remedies to the fullest extent allowed by applicable Law:

(a)	Landlord may, without releasing Tenant from any obligations under this Lease, make any payment or take any action as Landlord may deem necessary or desirable to cure any such Default in such manner and to such extent as Landlord may deem necessary or desirable, and Landlord may do so without demand on, or written notice to, Tenant and without giving Tenant an opportunity to cure such Default.

(b)	Landlord may reenter and take possession of the Premises or any part thereof, without demand or Notice, and repossess the same and expel Tenant and any party claiming by, under or through Tenant, and remove the effects of both, by unlawful detainer or other summary proceedings, or as otherwise permitted by Law. Landlord shall have the right to have a receiver appointed for Tenant, upon application by Landlord, to take possession of the Premises, to apply any rental collected from the Premises and to exercise all other rights and remedies granted to Landlord pursuant to this Lease. No notice or other act by Landlord shall be construed as an election by Landlord to terminate this Lease unless a written notice of such intention is given to Tenant. No notice from Landlord hereunder or under an unlawful detainer statute or similar law shall constitute an election by Landlord to terminate this Lease unless such notice specifically so states.

Section 10.08      [Reserved]

Section 10.09      Landlord shall have the remedy described in California Civil Code Section 1951.4 (lessor may continue lease in effect after lessee’s breach and abandonment and recover rent as it becomes due, if lessee has right to sublet or assign, subject only to reasonable limitations). Acts of maintenance or preservation, efforts to relet the Premises or the appointment of a receiver upon Landlord’s initiative to protect its interest under this Lease shall not constitute a termination of Tenant’s right to possession of the Premises.

Section 10.10      If Landlord commences summary proceedings in the nature of a forcible entry and detainer or unlawful detainer for non-payment Rent or for Tenant’s failure to perform its other obligations hereunder, Tenant covenants that it shall not file a counterclaim against Landlord in the summary proceedings, nor shall Tenant consolidate claims against Landlord in said proceedings; however, Tenant does not waive its right hereunder to bring any later action against Landlord for damages. If Tenant should contest such summary proceedings, it shall post a bond in favor of Landlord for the amount of Rent due and for future damages upon termination of this Lease.

Section 10.11      No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

Section 10.12      Upon any Default, Landlord may proceed directly against Tenant or any other party guaranteeing or responsible for the performance or Tenant’s obligations under this Lease, including any assignee or subtenant, without first exhausting Landlord’s remedies against any other person or entity responsible therefor to Landlord, or any security held by Landlord.

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Section 10.13      Access. Landlord and Landlord’s employees, agents, contractors and other authorized representatives shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times upon not less than twenty four (24) hours prior notice for the purpose of showing the same to prospective purchasers, lenders or tenants, or making such alterations, repairs, improvements or additions to the Premises as Landlord may deem necessary, or performing any obligation of Landlord under this Lease. All such activities shall be without abatement of Rent. Landlord shall not place a “For Sale” or “For Lease” sign on the Premises, if Tenant is conducting business on the Premises and not in Default under the Lease. For purposes of this Section 10.13, Tenant shall be deemed to be conducting business on the Premises during times of remodeling or other periods of less than five (5) days during which the Premises is not open for business to the public. Landlord may at any time place on the Premises any ordinary “For Sale” signs and Landlord may during the last three (3) months of the Term hereof place on the Premises (but not in any show windows) any ordinary “For Lease” signs.

Section 10.14      Brokers. Tenant and Landlord each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder in connection with this Lease that is entitled to any commission or finder’s fee in connection herewith. Tenant and Landlord do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys’ fees reasonably incurred with respect thereto. This Section shall survive the expiration or sooner termination of this Lease.

Article XI.      Subordination.

Section 11.01      This Lease, and the rights of Tenant under this Lease, are subject and subordinate in all respects to all present and future mortgages or deeds of trust on the Premises including all increases, renewals, modifications, extensions, supplements, consolidations and replacements thereof (“Mortgages”), and all advances under any Mortgage. This Section 11.01 is self-operative and no further instrument of subordination is required. Tenant shall, within ten (10) days following receipt of Landlord’s request, sign, acknowledge and deliver any instrument that Landlord or any mortgagee or beneficiary under a Mortgage (“Mortgagee”) may request to evidence such subordination.

Section 11.02      If any Mortgagee or any successor or assignee thereof or any purchaser at a foreclosure sale or by deed in lieu of foreclosure succeeds to the rights of Landlord under this Lease, then upon their request, Tenant shall transfer to such Mortgagee, successor, assignee or purchaser as Tenant’s landlord under this Lease. Tenant shall, within ten (10) days following request by such Mortgagee, successor or assignee, sign, acknowledge and deliver any instrument that such Mortgagee, successor, assignee, or purchaser requests to evidence the attornment. If any Mortgagee requires any modifications of this Lease, then, provided such modifications do not materially adversely affect Tenant, Tenant shall, within ten (10) days following Tenant’s receipt of a request, sign, acknowledge and deliver to Landlord a lease amendment prepared by Landlord that shall make the required modifications.

Section 11.03      Permitted Exceptions. This Lease and all of Tenant’s rights hereunder are subject to all the matters, restrictions and encumbrances of record (whether now existing or hereafter arising), including, without limitation, all restrictions in this Lease (collectively, the “Permitted Exceptions”). Landlord reserves to itself the right, from time to time, to grant, without the consent or joinder of Tenant, such easements, rights and dedications as Landlord deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights, dedications, maps and restrictions do not unreasonably interfere with the use or occupancy of the Premises by Tenant. When granted or recorded, such easements, rights, dedications, maps and restrictions will be additional Permitted Exceptions. Tenant agrees to sign any documents reasonably requested by Landlord to effectuate any such easements, rights, dedications, maps or restrictions. Tenant shall have no right to seek damages or to cancel or terminate this Lease, and the rights and obligations of Landlord and Tenant hereunder otherwise shall not be affected, because of any rights, changes or other matters allowed or set forth in the Permitted Exceptions.

Section 11.04      Estoppel Certificates. Tenant shall, at any time and from time to time, within ten (10) days following its receipt of a request from Landlord, sign, acknowledge and deliver to Landlord or any other person designated by Landlord a certification: (a) that this Lease is in full force and effect and has not been modified (or, if modified, setting forth all modifications); (b) stating the date to which the Rent has been paid; (c) stating whether or not, to its actual knowledge, Landlord is in default of its obligations under this Lease and if so, describing the default, including any event that has occurred which, with the serving of notice or the passage of time, or both, would give rise to a default; and (d) stating to its actual knowledge, any other factual matters reasonably requested. Any certification delivered under this Section may be relied on by the third party for whom the certification is requested but shall not, as between Landlord and Tenant, affect their respective rights.

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Article XII.      End of Term.

Section 12.01      Condition. Upon the expiration or sooner termination of this Lease, Tenant shall restore the Premises to their original condition as of the Commencement Date of this Lease, reasonable wear and tear excepted. Reasonable wear and tear shall not include any damage or deterioration that would have been prevented by good maintenance practice or by Tenant performing all of its obligations under this Lease. All damage caused by Tenant shall be repaired and the Premises restored such that on or before the last day of the Lease, the Premises shall be delivered up broom swept free of Tenant’s product, furniture and equipment in good and rentable condition with all restoration work completed, and any excess materials and construction equipment used in the restoration process removed from the Premises. Tenant’s obligation hereunder shall survive the expiration or sooner termination of the Lease.

Section 12.02      Holdover. If the Premises are not vacated and surrendered in accordance with this Lease (whether by Tenant or any other occupant), on the date required by this Lease, Tenant shall indemnify and hold harmless Landlord against all losses, costs, liabilities, claims, damages and expenses incurred by Landlord in connection therewith, including reasonable attorneys’ fees and disbursements whether in an action by or against Tenant or a third party, and including claims and liabilities of Landlord made by any succeeding tenant(s) or other third party. No holding over by Tenant after the Term shall operate to extend the Term; provided, however, that at Landlord’s written option, such holding over shall be construed as a tenancy at sufferance, or from month to month, and otherwise on the same terms and conditions in this Lease. In no event shall this Section 12.02 be construed as permitting Tenant (or any other occupant) to remain in possession of the Premises after the Expiration Date without Landlord’s written consent in its sole discretion.

Section 12.03      Notices. All notices required or permitted by this Lease shall be in writing and may be delivered in person (by hand or by courier such as FedEx, DHL, UPS, or Airborne) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile or electronic mail transmission, and shall be deemed sufficiently given if served in a manner specified in this Section.

Notices to Landlord shall be sent to:	Notices to Tenant shall be sent to:

3243 Sacramento LLC	iCANN, LLC
1828 4th Street	3243 Sacramento Street
Berkeley, CA 94710	Berkeley, CA 94702
Attn: Brian McMahon	Attn: Sue Taylor Text

and

Kush Boy Enterprises, LLC
1828 4th Street
Berkeley CA 94701
Attn: Brian McMahon

Either Party may by written notice to the other specify a different address for notice, except that upon Tenant’s taking possession of the Premises, the Premises shall constitute Tenant’s address for notice. A copy of all notices to Landlord shall be concurrently transmitted to such party or parties at such addresses as Landlord may from time to time hereafter designate in writing. Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. Notices sent by regular mail shall be deemed given three (3) days after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or a nationally recognized overnight courier (including FedEx, DHL, UPS and Airborne) that guarantee next day delivery shall be deemed given twenty-four (24) hours after delivery of the same to the Postal Service or such courier. Notices transmitted by facsimile transmission, electronic mail or similar means shall be deemed delivered upon telephone confirmation of receipt, provided a copy is also delivered via delivery or mail. If notice is received on a non-business day, it shall be deemed received on the next business day.

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Section 12.04 Waiver. No waiver by Landlord of the violation of any term, covenant or condition hereof by Tenant, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent violation by Tenant of the same or of any other term, covenant or condition hereof. Landlord’s consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Landlord’s consent to, or approval of, any subsequent or similar act by Tenant, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Landlord shall not be a waiver of any such violation or any Default by Tenant. Any payment by Tenant may be accepted by Landlord on account of moneys or damages due Landlord, notwithstanding any qualifying statements or conditions made by Tenant in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Landlord at or before the time of deposit of such payment. No payment by Tenant, nor receipt by Landlord, of a lesser amount than the Rent herein stipulated shall be deemed to be other than on an account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord shall accept such check for payment without prejudice to Landlord’s right to recover the balance of such Rent or pursue any other remedy available to Landlord.

Section 12.05      Force Majeure. Whenever a period of time is provided in this Lease for either party to do or perform any act or thing, except for the payment of monies by Tenant, the computation of such period of time shall exclude any delays due to strikes, riots, acts of God, shortages of labor or any cause or causes, whether or not similar to those enumerated, beyond the parties’ reasonable control or the reasonable control of their agents, servants, employees and any contractor engaged by them to perform work in connection with this Lease.

Section 12.06      Tenant Indemnity. To the fullest extent permitted by applicable law, Tenant shall indemnify, protect, defend and hold harmless the Premises, Landlord and its members, managers, employees, agents, contractors, partners and lenders (collectively, including Landlord, the “Landlord Parties”) from and against any and all claims, actions, demands, suits, proceedings, orders, losses (including loss of rents), damages, liens, judgments, penalties, attorneys’ and consultants’ fees, expenses and/or liabilities (collectively, “Claims”) arising out of, involving, or in connection with: (a) the use and/or occupancy of the Premises by Tenant; (b) the conduct of Tenant’s business on the Premises; (c) any act, omission, fault or neglect on or about the Premises of Tenant, its agents, employees, contractors, subtenants, licensees, visitors, or invitees; or (d) any violation of any terms hereof by Tenant. If any action or proceeding is brought against Landlord by reason of any of the foregoing matters, Tenant shall upon notice defend the same at Tenant’s expense by counsel reasonably satisfactory to Landlord and Landlord shall reasonably cooperate with Tenant in such defense. Landlord need not have first paid any such claim in order to be defended or indemnified. This Section shall survive the expiration or sooner termination of this Lease.

Section 12.07      Arbitration. Any unresolved controversy or claim arising out of or relating to this Lease, except as otherwise provided in this Lease, shall be submitted to arbitration by one arbitrator mutually agreed upon by the Parties to the controversy or claim, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the “AAA”), then by one arbitrator having reasonable experience in commercial real estate transactions of the type provided for in this Lease and who is chosen by the AAA. The arbitration shall take place in Oakland, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Article XIII.      Miscellaneous

(a)	This Lease may not be changed or terminated, in whole or in part, except in a writing signed by the Parties.

(b)	Notwithstanding any provision of this Lease, or any Laws, to the contrary, or the execution of this Lease by Tenant, this Lease shall not bind or benefit Landlord or Tenant unless and until this Lease is signed and delivered by both Landlord and Tenant.

(c)	No act or omission of Landlord or Tenant, or their respective employees, agents or contractors, including the delivery or acceptance of keys, shall be deemed an acceptance of a surrender of the Premises, and no agreement to accept such surrender shall be valid unless it is in a writing signed by Landlord.

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(d)	The captions in this Lease are for reference only and do not define the scope of this Lease or the intent of any term. All Section references in this Lease shall, unless the context otherwise specifically requires, be deemed references to the Sections of this Lease.

(e)	If any provision of this Lease, or the application thereof to any person or circumstance, is invalid or unenforceable, then in each such event the remainder of this Lease or the application of such provision to any other person or any other circumstance (other than those as to which it is invalid or unenforceable) shall not be affected, and each provision hereof shall remain valid and enforceable to the fullest extent permitted by all applicable Laws.

(f)	There shall be no presumption against Landlord because Landlord drafted this Lease or for any other reason.

(g)	Wherever appropriate in this Lease, personal pronouns shall be considered to include the other gender and the singular to include the plural.

(h)	Each party agrees to keep the terms of this Lease confidential and shall not disclose same to any other person not a party hereto without the prior written consent of the other, provided that either party may disclose the terms hereof to such accountants, attorneys, managing employees and others in privity with any such party to the extent reasonably necessary for either party’s business purposes.

(i)	This Lease shall be governed by, and construed in accordance with, the laws of the State of California.

(j)	The parties agree to record a memorandum of lease as soon as reasonably practical after the Effective Date.

Section 13.02      Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE NOTES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALLENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

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In witness whereof, Landlord and Tenant have executed this Lease as of the Effective Date.

3243 Sacramento LLC,

a California Limited Liability Company

By:	/s/ Brian McMahon

Name: Brian McMahon

Its: Manager

iCANN, LLC,

a California Limited Liability Company

By	/s/ Frances Sue Taylor

Name: Frances Sue Taylor (May 24, 2017)

Its: Manager

Exhibit List

Exhibit A              Description of Landlord Work

Signature Page to Retail Lease

3243 Sacramento Street

Berkeley